SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

August 9, 2022

VIA EDGAR

Ms. Deborah L. O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:     Post-Effective Amendment No. 32 to the Registration Statement

on Form N-1A of BlackRock ETF Trust (the “Trust”) on behalf of its series,

BlackRock Future Financial and Technology ETF

Dear Ms. O’Neal:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), Post-Effective Amendment No. 32 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) on behalf of its series BlackRock Future Financial and Technology ETF (the “Fund”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on August 9, 2022.

The Amendment is being filed for the purpose of (i) completing the information required to be provided in the Registration Statement and (ii) making certain other non-material changes which the Fund deemed appropriate.

The Amendment also includes interactive data format risk/return summary information in Inline XBRL that mirrors the risk/return summary information in the Amendment.

We have reviewed the Amendment and represent to the Securities and Exchange Commission that, to our knowledge, such Amendment does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Trust’s responses to the telephonic comments provided by Ms. Deborah L. O’Neal of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on June 14, 2022 regarding the Trust’s Post-Effective Amendment No. 29 to

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

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its Registration Statement filed with the Commission on April 27, 2022 pursuant to Rule 485(a) under the Securities Act. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

General

Comment 1:     Please explain supplementally what the term “future” indicates in the Fund’s name.

Response:     The use of the term “Future” within the Fund’s name reflects that it is a “megatrend fund” pursuant to which the Fund seeks to provide exposure to long-term thematic opportunities within the financials and technology groups of industries.

Prospectuses: Fees and Expenses of the Fund

Comment 2:     Please provide the Staff with completed fee tables and expense examples for the Fund at least one week before effectiveness of the registration statement.

Response:     Completed fee tables and expense examples were provided supplementally to the Staff on August 2, 2022.

Comment 3:     Please consider adding a footnote to the Other Expenses line item of the Fee Table explaining that the expenses are estimated for the current fiscal year.

Response:     As provided in the Fee Table, the Fund currently expects that there will not be any Other Expenses for the Fund and therefore submits that such a footnote is not applicable.

Prospectuses: Principal Investment Strategies of the Fund

Comment 4:     Please confirm whether under normal circumstances derivatives are valued using the mark-to-market value for purposes of the Fund’s 80% test.

Response:     The Fund confirms that under normal circumstances it intends to value derivatives using the mark-to-market value for purposes of its 80% test.

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Comment 5:     The Staff notes the following statements included in the Principal Investment Strategies and the Staff’s comments to such statements:

a.

“The financials and information technology companies in which the Fund will invest seek to generate revenue from the research, development, production and/or distribution of innovative and emerging technologies used and applied in financial services.” Please consider clarifying if there is an objective criteria (e.g., percentage or range of revenue generated from the research, development, production and/or distribution of innovative and emerging technologies used and applied in financial services) that the Fund uses to determine what constitutes [such] a “financials and information technology company.”

Response:      For purposes of identifying whether an issuer is a financials or information technology company, the Fund looks to the sector level of a third-party industry classification system. Fund management then utilizes fundamental research and insights in its investment process, rather than applying specific criteria, to identify whether an issuer seeks “to generate revenue from the research, development, production and/or distribution of innovative and emerging technologies used and applied in financial services.” The Fund respectfully submits that the current disclosure is appropriate.

b.

“These companies are involved in activities including the following: payment systems, banking, investments, lending, insurance and software.” Please consider clarifying if there is an objective criteria or threshold that the Fund uses to determine if a company is deemed to be involved in the referenced activities.

Response:      While the Fund does not apply specific criteria to determine if a company is involved in the above-referenced activities, Fund management utilizes fundamental research and insights in its investment process. The Fund respectfully submits that the current disclosure is appropriate.

c.

“Financials and information technology companies may include those companies in the businesses of, among others: IT services, software, banks, thrifts and mortgage finance, diversified financial services, capital markets, consumer finance and insurance.” Please consider clarifying if there is an objective criteria or threshold that the Fund uses to determine if a company is deemed to be “in the business of” the referenced businesses.

Response:      The above list of businesses, which is not exhaustive of the types of companies in which the Fund may invest, is derived from the industry level of a third-party classification system, but the Fund does not require specific criteria and relies on the fundamental research noted above when evaluating companies. The Fund respectfully submits that the current disclosure is appropriate.

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Comment 6:    The Staff notes that the “Fund will concentrate its investments in the financials and technology groups of industries, in aggregate.” Please explain supplementally why the primary economic characteristics of these two groups of industries are considered similar to each other.

Response:    The Fund intends to invest in a broad range of companies at the intersection of financial innovation and technological enablement, which will include issuers in both the financials and technology groups of industries.

Further, the Fund has added the following additional clarifying disclosure:

“The Fund may invest in both newer and/or smaller companies and more established and/or larger companies in the financials and technology industries that provide innovative and emerging technologies.”

Statement of Additional Information: Investment Policies—Creation and Redemption of Creation Units—Acceptance of Orders for Creation Units

Comment 7:     The Staff notes that the disclosure states: “The Fund reserves the absolute right to reject or revoke a creation order transmitted to it by the Distributor or its agent if (i) the order is not in proper form; (ii) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund; (iii) the Deposit Securities delivered do not conform to the identity and number of shares specified, as described above; (iv) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; (v) acceptance of the Fund Deposit would, in the opinion of the Trust, be unlawful; (vi) acceptance of the Fund Deposit would, in the discretion of the Fund or the Distributor, have an adverse effect on the Fund or the rights of beneficial owners; or (vii) circumstances outside the control of the Fund, the Distributor or its agent and BFA make it impracticable to process purchase orders.” Please delete the statement that the Fund reserves the “absolute” right to reject or revoke a creation order, including if (iv) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund;” and “(vi) acceptance of the Fund Deposit would, in the discretion of the Fund or the Distributor, have an adverse effect on the Fund or the rights of beneficial owners ….” The Staff recognizes that the disclosure in question may be

August 9, 2022

derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp. 67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p. 59 (Sep. 25, 2019). While the Staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the Staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response:     The Trust respectfully submits that the Fund’s ability to reject or revoke an individual creation order from an Authorized Participant in the circumstances specified in romanette (vi) above is consistent with the Commission’s discussion of creation and redemption transactions in the Rule 6c-11 Proposing Release, the Commission’s discussion of creation and redemption transactions in Exchange-Traded Funds, Investment Company Act Release No. 33,646 (Sept. 25, 2019) [84 Fed. Reg. 87110] (the “Rule 6c-11 Adopting Release”), and the longstanding policy of the Commission with regard to the operation of ETFs under the Investment Company Act of 1940, as amended (the “1940 Act”). BlackRock-advised ETFs historically operated with relief from the same provisions of the 1940 Act for which Rule 6c-11 provides relief. Prior to the adoption of Rule 6c-11, BlackRock-advised ETFs relied upon exemptive orders from the Commission that were based upon applications which included identical reservations to those listed above for a fund covered by such orders to reject a creation order.1 Consistent with the longstanding exemptive orders, the Commission stated in the Rule

[1]

BlackRock-advised ETF registrants’ original application for an order applicable to international equity funds included the condition that a fund may reject a purchase order transmitted to it by the fund’s distributor if “the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Trust or the Advisor, have an adverse effect on the Trust or on the rights of Beneficial Owners[.]” See Second Amended and Restated Application for an Order, as filed on May 11, 2000, as ordered by Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24452 (May 12, 2000), as amended from time to time by subsequent applications and orders. The same condition was included in other applications for orders relied upon by funds in the BlackRock ETF fund complex, including: Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24451 (May 12, 2000); Barclays Global Fund Advisors, et al., Investment Company Act Release No. 25622 (June 25, 2002); iShares Inc., et al., Investment Company Act Release No. 25215 (October 18, 2001); Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27417 (June 23, 2006); iShares Trust, et al., Investment Company Act Release No. 29751 (January 24, 2011); and iShares Trust, et al., Investment Company Act Release No. 32268 (September 20, 2016).

August 9, 2022

6c-11 Proposing Release, and again in the Rule 6c-11 Adopting Release, that the conditions included in Rule 6c-11 “are based upon existing exemptive relief for ETFs, which [the Commission believes] has served to support an efficient arbitrage mechanism[.]”

In adopting Rule 6c-11 and despite having the opportunity to do so, the Commission did not condition the relief on eliminating the discretionary right of rejection of individual creation orders. As noted by the Staff, in the Rule 6c-11 Proposing Release at pages 67-68, the Commission discusses the extent to which an ETF may directly or indirectly suspend creations and redemptions and the effect that such a suspension would have on the arbitrage mechanism for the fund.2 In this context, “suspension” is referring not to the rejection of individual orders, but instead to an across-the-board rejection of creation orders. The Commission states that an ETF may generally suspend the issuance of creation units “only for a limited time and only due to extraordinary circumstances” because “[a]n ETF that suspends the issuance or redemption of creation units indefinitely could cause a breakdown of the arbitrage mechanism[.]”3 The Commission also states that an ETF may only “suspend the redemption of creation units only in accordance with section 22(e) of the [1940] Act[.]”4 The Trust notes that rejecting individual creation orders does not implicate Section 22(e) of the 1940 Act as that provision only relates the right of redemption, not purchase orders.

The Trust believes that reserving the right to reject an individual creation order has not historically impaired the efficient operation of the arbitrage mechanism for the Trust’s series and that rejecting individual creation orders is consistent with the Commission’s understanding that the existing exemptive relief prior to Rule 6c-11 was consistent with an efficient arbitrage mechanism and with the best interests of fund shareholders.

Other registrants outside of the BlackRock fund complex relied on similar applications for relief, see: Amendment No. 1 to the Application for an Order, as filed on February 1, 2019, as ordered by Victory Capital Management Inc., et al., Investment Company Act Release No. 33390 (March 6, 2019).

[2]	See also Rule 6c-11 Adopting Release at 56-59.
[3]	See Rule 6c-11 Proposing Release at 67; see also Rule 6c-11 Adopting Release at 58, 56.
[4]	See Rule 6c-11 Proposing Release at 67; see also Rule 6c-11 Adopting Release at 57.

August 9, 2022

The Trust also notes that its discretionary authority is consistent with the general authority reserved by open-end mutual funds registered under the 1940 Act,5 and that a fund may reject any direct purchase order from a particular investor or, in the case of an ETF, an Authorized Participant, but continue to accept purchase orders from other investors or Authorized Participants. The Trust believes that an ETF should not be required to accept any particular creation order if, in the ETF’s or its investment adviser’s judgment, accepting that particular order would disadvantage the ETF or other holders of the ETF’s shares (for example, if an order were so large relative to the size of the market for the ETF’s underlying holdings that the Fund would be unable to satisfy it).

The Trust notes that, consistent with the Commission’s belief that suspension of creations and redemptions should be rare, because the Trust generally has an incentive to accept creation orders so that a fund increases in size, the Trust has rejected particular creation orders only in very rare circumstances.

With respect to the Fund’s ability to reject or revoke an individual creation order from an Authorized Participant in the circumstances specified in romanette (ii) above, the Trust may reject a creation order if the purchaser, alone or acting together with others, will own 80% or more of the outstanding shares of the Fund immediately after the transfer. With such a transfer, the Fund could receive a carryover tax basis in the Deposit Securities that differs from the market value of such securities pursuant to Section 351 of the Internal Revenue Code of 1986 and the regulations thereunder, which could have negative tax consequences for the Fund and its shareholders.

With respect to the Fund’s ability to reject or revoke an individual creation order from an Authorized Participant in the circumstances specified in romanette (iii) above, the Trust would reject a creation order if, for example, an Authorized Participant attempted to deliver securities for a creation order that differed from those that the Trust has specified as those that will be accepted in exchange for a creation unit.

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[5]

See, e.g., Vanguard 500 Index Fund, a series of Vanguard Index Funds (485BPOS) (Apr. 29, 2021) (“Vanguard reserves the right to stop selling fund shares or to reject any purchase request at any time and without notice, including, but not limited to, purchases requested by exchange from another Vanguard fund.”); Franklin Custodian Funds (485BPOS) (Jan. 26, 2021) (“The Fund may restrict, reject or cancel any purchase orders, including an exchange request.”); Growth Fund of America (485BPOS) (Oct. 29, 2021) (“The fund and American Funds Distributors reserve the right to reject any purchase order for any reason.”).

August 9, 2022

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean
Jesse C. Kean

cc:	Janey Ahn
Jessica Holly
Andrew Friedman